UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date March 31, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

CHANGE OF CHIEF FINANCIAL OFFICER

The Company announces that Mr. Luo Weide will cease to be the chief financial officer of the Company due to health reason.

The Company further announces that as nominated by Mr. Ma Xulun, the President of the Company, Mr. Wu Yongliang is appointed as the chief financial officer of the Company and his term of office will be the same as the current session of the Board.

The above-mentioned change of chief financial officer will become effective as of the date of this announcement.

China Eastern Airlines Corporation Limited (the “Company”) announces that Mr. Luo Weide 羅偉德 will cease to be the chief financial officer of the Company due to health reason.

The Company further announces that as nominated by Mr. Ma Xulun, the President of the Company, Mr. Wu Yongliang 吳永良 (“Mr. Wu”) is appointed as the chief financial officer of the Company and his term of office will be the same as the current session of the board of directors of the Company (the “Board”).

The above-mentioned change of chief financial officer will become effective as of the date of this announcement.

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The biographical details of Mr. Wu are set out as follows:

Mr. Wu joined the civil aviation industry in 1984. He was the deputy director of the Finance Department of China Eastern Airlines Company from 1993 to 1997, the deputy director and the director of the Finance Department of the Company from 1997 to 1998, the director of the Planning and Finance Department of the Company from 1998 to 2000, the head of the Finance Department of China Eastern Air Holding Company（中國東方航空集團公司） (“CEA Holding”) from 2000 to 2001, and the deputy chief accountant and the head of the Finance Department of CEA Holding from 2001 onwards. Mr. Wu graduated from the Economic Management Department of Civil Aviation University of China（中國民航大學）, specializing in planning and finance. He also graduated from Fudan University（復旦大學）, specializing in business administration. He has the qualification of post-graduate and holds the title of Accountant.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
31 March 2009

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